

Dan Woolsey · 3rd in

VP of Operations

Brooklyn, New York, United States · 500+ connections ·

Contact info

 Entertainment Studios

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Experience


VP Operations TheGrio
Entertainment Studios · Full-time
Nov 2019 – Present · 1 yr 6 mos
New York, United States

Taking care of logistics from budgeting to development to corporate partnerships.


Chief Operating Officer
PopViewers · Self-employed
Nov 2018 – Present · 2 yrs 6 mos
New York, New York, United States


Business Development Specialist
Grand Street Media
Nov 2018 – Present · 2 yrs 6 mos
Greater New York City Area


Founder
DigiService, LLC
Jun 2018 – Present · 2 yrs 11 mos
Greater New York City Area

For over 20 years, I have created content for a wide variety of businesses with varying goals, whether it's for financial services, healthcare, or news and entertainment, every company has stories that need to be told and there isn't a better way to tell those stories than with great video.


VP of Operations and Editorial Management, TheGrio.com
Entertainment Studios
Sep 2016 – Nov 2018 · 2 yrs 3 mos
Greater New York City Area

I took the theGrio.com from a "back of the napkin" concept to a premier NBC News digital property with over 2.5MM monthly uniques. This process included ideation, sourcing investment, managing the site build, staffing and team management, and eventual sale to NBC.

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Education


Colorado College
BA, Anthropology
1994 – 1998